Exhibit 7.1

AGREEMENT WITH RESPECT TO SCHEDULE 13G

Each of Bay City Capital LLC, Bay City Capital Management IV LLC, Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. hereby express its agreement that the attached Schedule 13G (and any amendments thereto) relating to the common stock of MAP Pharmaceuticals, Inc. is filed on behalf of each of them.

Date: February 11, 2008

/s/ Fred Craves

Fred Craves, Managing Director

Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management IV LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management IV LLC, the general partner of Fund IV and Co-Investment IV